

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Judith Matthews
Chief Financial Officer
Iterum Therapeutics plc
Fitzwilliam Court, 1st Floor
Leeson Close
Dublin 2, Ireland

> **Re: Iterum Therapeutics plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 001-38503**

Dear Judith Matthews:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences